First Trust Alternative Opportunities Fund

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212

(877) 779-1999

July 25, 2022

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention: David Orlic

Re:	First Trust Alternative Opportunities Fund (the “Fund” or “Registrant”)

Post-Effective Amendment No. 6 to Registration Statement on Form N-2 (File Nos. 333-213003; 811-23179)

Dear Mr. Orlic:

The following responds to the comments you provided via telephone on July 18, 2022 regarding the above-referenced post-effective amendment to the Fund’s Registration Statement on Form N-2 filed pursuant to Rule 486(a) under the Securities Act of 1933. The changes to the Fund’s disclosure discussed below will be reflected in an amendment to the Fund’s Registration Statement (the “Amendment”).

Prospectus

Fund Fees and Expenses

1.	Comment: Please provide the completed fees and expenses table and expense example for the Fund in correspondence to the Securities and Exchange Commission (the “Commission”) at least one week in advance of the Registration Statement becoming effective.

Response: The Fund's completed fees and expenses table and expense example, which will be included in the Amendment, are as follows:

FUND FEES AND EXPENSES

The following tables describe the aggregate fees and expenses that the Fund expects to incur and that the Shareholders can expect to bear, either directly or indirectly, through the Fund’s investments. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in Class A Shares. More information about these and other discounts is available from your financial professional and in the section titled “Purchasing Shares” beginning on page 53 of this Prospectus.

	Class A Shares	Class I Shares
TRANSACTION EXPENSES:
Maximum Sales Charge (Load) (as a percentage of subscription amount)(1)	5.75%	None
ANNUAL EXPENSES (AS A PERCENTAGE OF NET ASSETS ATTRIBUTABLE TO SHARES)(2)
Management Fee(3)	0.95%	0.95%
Distribution and Servicing Fee(4)	1.00%	0.11%
Dividend and Interest Expense on Short Sales	0.02%	0.02%
Excise Tax and Interest Expense	0.06%	0.06%
Acquired Fund Fees and Expenses(5)	1.55%	1.55%
Other Expenses	0.13%	0.13%
Total Annual Expenses(6)	3.71%	2.82%
Less: Amount Paid or Absorbed Under Expense Limitation and Reimbursement Agreement(6)(7)	0.02%	0.02%
Net Annual Expenses(6)	3.69%	2.80%

(1)	Investors in Class A Shares may be charged a sales charge of up to 5.75% of the subscription amount.

(2)	This table summarizes the expenses of the Fund and is designed to help investors understand the costs and expenses they will bear, directly or indirectly, by investing in the Fund. For purposes of determining net assets in fee table calculations, derivatives are valued at market value.

(3)	For its provision of advisory services to the Fund, the Investment Manager receives an annual Management Fee, payable monthly in arrears, equal to 0.95% of the Fund’s net assets determined as of month-end. The Management Fee will be paid to the Investment Manager before giving effect to any repurchase of Shares in the Fund effective as of that date, and will decrease the net profits or increase the net losses of the Fund that are credited to its Shareholders. The Investment Manager pays the Sub-Advisers from the Management Fee it received from the Fund.

(4)	The Fund has received exemptive relief from the SEC to offer multiple classes of shares and to adopt a distribution and service plan for Class A and Class I Shares. Investors may pay a Distribution and Servicing Fee of up to 1.00% and 0.25% on an annualized basis of the aggregate net assets of the Fund attributable to Class A and Class I Shares, respectively, to qualified recipients. Payment of the Distribution and Servicing Fee is governed by a Distribution and Service Plan for Class A Shares and a Distribution and Service Plan for Class I Shares, each of which, pursuant to the conditions of an exemptive order issued by the SEC, has been adopted by the Fund with respect to the applicable Class in compliance with Rule 12b-1 under the Investment Company Act. See “DISTRIBUTION AND SERVICE PLANS.”

(5)	In addition to the Fund’s direct expenses, the Fund indirectly bears a pro-rata share of the expenses of the Investment Funds. Private Investment Funds generally charge, in addition to management fees calculated as a percentage of the average NAV of the Fund’s investment, performance-based fees generally from 10% to 35% of the net capital appreciation in the private Investment Fund’s investment for the year or other measurement period, subject to loss carryforward provisions, as set forth in the respective private Investment Funds’ offering documents. Acquired Fund Fees and Expenses have been restated to reflect the estimated fees that the Fund is expected to bear during the current fiscal year. In the future, these fees and expenses may be substantially higher or lower than reflected, because certain fees are based on the performance of the Investment Funds, which fluctuates over time. In addition, the Fund’s portfolio changes from time to time, which will result in different Acquired Fund Fees and Expenses.

(6)	Total Annual Expenses and Net Annual Expenses differ from the ratios of expenses to average net assets shown in the financial statements included in the Fund’s annual report, which do not reflect (i) the portion of Acquired Fund Fees and Expenses that represent costs incurred at the Investment Fund level, as required to be disclosed in the above table; and (ii) the current expenses of the Fund.

(7)	The Investment Manager has entered into an expense limitation and reimbursement agreement (the “Expense Limitation and Reimbursement Agreement”) with the Fund, whereby the Investment Manager has agreed to waive fees that it would otherwise have been paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Total Annual Expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-2), expenses incurred in connection with any merger or reorganization, and extraordinary expenses, such as litigation expenses) do not exceed 2.00% and 1.25% of the average daily net assets of Class A Shares and Class I Shares, respectively (the “Expense Limit”) through November 1, 2022 (the “Initial Term”). The Expense Limitation and Reimbursement Agreement may not be terminated before that date by the Fund or the Investment Manager. After the Initial Term, the Expense Limitation and Reimbursement Agreement may be terminated by the Fund or the Investment Manager upon 30 days’ written notice. Unless it is terminated, the Expense Limitation and Reimbursement Agreement automatically renews for consecutive one-year terms. Because taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, and extraordinary expenses are excluded from the Expense Limit, Total Annual Expenses (after fee waivers and expense reimbursements) are expected to exceed 2.00% and 1.25% for the Class A Shares and Class I Shares, respectively. For a period not to exceed three years from the date on which a Waiver is made, the Investment Manager may recoup amounts waived or assumed, provided it is able to effect such recoupment and remain in compliance with the Expense Limit in effect at the time of the Waiver and the Expense Limit at the time of the recoupment.

The purpose of the table above is to assist prospective investors in understanding the various fees and expenses Shareholders will bear directly or indirectly. “Other Expenses,” as shown above, is an estimate based on anticipated investments in the Fund and anticipated expenses for the current fiscal year of the Fund’s operations, and includes, among other things, professional fees and other expenses that the Fund will bear, including initial and ongoing offering costs and fees and expenses of the Administrator and custodian. For a more complete description of the various fees and expenses of the Fund, see “INVESTMENT MANAGEMENT FEE,” “ADMINISTRATION,” “FUND EXPENSES,” and “PURCHASING SHARES.”

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that all distributions are reinvested at NAV and that the percentage amounts listed under annual expenses remain the same in the years shown (except that the example reflects the expense limitation for the one-year period and the first year of each additional period). The assumption in the hypothetical example of a 5% annual return is the same as that required by regulation of the Securities and Exchange Commission (the “SEC”) applicable to all registered investment companies. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Shares.

EXAMPLE

Class A Shares
	1 Year	3 Years	5 Years	10 Years
You Would Pay the Following Expenses Based on the Imposition of the 5.75% Sales Charge and a $1,000 Investment in the Fund, Assuming a 5% Annual Return:	$93	$164	$238	$430

Class I Shares
	1 Year	3 Years	5 Years	10 Years
You Would Pay the Following Expenses Based on a $1,000 Investment in the Fund, Assuming a 5% Annual Return:	$28	$87	$149	$315

The example is based on the annual fees and expenses of Class A Shares and Class I Shares set out in the table above and should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown. Moreover, the rate of return of the Fund may be greater or less than the hypothetical 5% return used in the example. A greater rate of return than that used in the example would increase the dollar amount of the asset-based fees paid by the Fund.

Fund Summary

2.	Comment: Page 4 of the Prospectus under the heading “Distribution Policy” states “Nevertheless, persons who periodically receive the payments may be under the impression that they are receiving net profits when they are not.” If the Fund intends to report distribution rate at any point prior to finalizing its tax figures, please confirm that the fund will disclose the estimated portion of the distribution rate that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield. If none, disclosures should be added.

Response:

The Registrant confirms that it will disclose the estimated portion of the distribution rate that results from return of capital in the event it reports distribution rate at any point prior to finalizing its tax figures. The Registrant also confirms that any reports disclosing distribution yields will include total return and/or SEC yield figures.

Tender Offers/Offers to Repurchase

3.	Comment: Page 31 of the Prospectus under the heading “Tender/Repurchase Procedures” states “In certain circumstances, the Board may require a Shareholder to tender its Shares.” Clarifying disclosure should be added to indicate that tender offers cannot be mandatory.

Response: This statement refers to the ability of the Fund to repurchase or redeem a shareholder’s shares that is explained more fully on page 32 of the Prospectus. The following statement will be added to the Prospectus on page 31: “Any such redemption will be conducted consistent with the requirements of Rule 23c-2 under the Investment Company Act.”

Credit Facility

4.	Comment: Please file the Credit Facility agreement referenced in the second paragraph under the “Credit Facility” section of the prospectus with Part C as it is a material agreement.

Response: In response to this comment, the Registrant will file the Credit Facility Contract with the Amendment.

Statement of Additional Information (“SAI”)

Portfolio Turnover

5.	Comment: The Staff noticed that the Portfolio Turnover Risk was removed from the Prospectus under the heading “Principal Risk Factors”. Please confirm that the portfolio turnover rate listed on page 7 of the SAI under the heading “Portfolio Turnover” is under 100%. If the portfolio turnover rate is over 100%, the portfolio turnover risk is needed.

Response: The Fund’s portfolio turnover rate was 26% for the fiscal year ended March 31, 2022, and 43% for the fiscal year ended March 31, 2021. As the portfolio turnover rate is under 100%, the portfolio turnover risk is not included as a principal risk.

Investment Manager

6.	Comment: The fourth paragraph under the heading “Investment Manager” on Page 12 of the SAI states “The Investment Manager has entered into an expense limitation and reimbursement agreement (the “Expense Limitation and Reimbursement Agreement”) with the Fund, whereby the Investment Manager has agreed to waive fees that it would otherwise have been paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Total Annual Expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-2), expenses incurred in connection with any merger or reorganization, and extraordinary expenses, such as litigation expenses) do not exceed 2.00% and 1.25% of the average daily net assets of Class A Shares and Class I Shares, respectively (the “Expense Limit”) through November 1, 2022. Because taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, and extraordinary expenses are excluded from the Expense Limit, Total Annual Expenses (after fee waivers and expense reimbursements) are expected to exceed 2.00% and 1.25% for the Class A Shares and Class I Shares, respectively. The Expense Limitation and Reimbursement may be terminated before that date by the Fund or the Investment Manager upon 30 days’ written notice. Unless it is terminated, the Expense Limitation and Reimbursement Agreement automatically renews for consecutive one-year terms. For a period not to exceed three years from the date on which a Waiver is made, the Investment Manager may recoup amounts waived or assumed, provided it is able to effect such recoupment and remain in compliance with the Expense Limit in effect at the time of the Waiver and the Expense Limit at the time of the recoupment.” The Staff noted that the per the statement in this paragraph, the expense limitation and reimbursement may be terminated before November 1, 2022, which appears to be an incorrect date.

Response:

The Registrant has revised the fourth paragraph under the “Investment Manager” section of the SAI as follows:

“The Investment Manager has entered into an expense limitation and reimbursement agreement (the “Expense Limitation and Reimbursement Agreement”) with the Fund, whereby the Investment Manager has agreed to waive fees that it would otherwise have been paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Total Annual Expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-2), expenses incurred in connection with any merger or reorganization, and extraordinary expenses, such as litigation expenses) do not exceed 2.00% and 1.25% of the average daily net assets of Class A Shares and Class I Shares, respectively (the “Expense Limit”) through November 1, 2022 (the “Initial Term”). ~~Because taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, and extraordinary expenses are excluded from the Expense Limit, Total Annual Expenses (after fee waivers and expense reimbursements) are expected to exceed 2.00% and 1.25% for the Class A Shares and Class I Shares, respectively.~~ The Expense Limitation and Reimbursement Agreement may not be terminated before that date by the Fund or the Investment Manager ~~upon 30 days’ written notice~~. After the Initial Term, the Expense Limitation and Reimbursement Agreement may be terminated by the Fund or the Investment Manager upon 30 days’ written notice. Unless it is terminated, the Expense Limitation and Reimbursement Agreement automatically renews for consecutive one-year terms. Because taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, and extraordinary expenses are excluded from the Expense Limit, Total Annual Expenses (after fee waivers and expense reimbursements) are expected to exceed 2.00% and 1.25% for the Class A Shares and Class I Shares, respectively. For a period not to exceed three years from the date on which a Waiver is made, the Investment Manager may recoup amounts waived or assumed, provided it is able to effect such recoupment and remain in compliance with the Expense Limit in effect at the time of the Waiver and the Expense Limit at the time of the recoupment.”

Part C

7.	Comment: Part C currently states “Not Applicable” with respect to Item 34.1. Please add the applicable undertaking disclosure.

Response: The Registrant respectfully declines to include the undertaking disclosure as it does not believe Item 34.1 was intended to be applicable to the continuous offering conducted by the Fund. The Fund sells its shares at a price based on the NAV of the fund’s assets. Investors are aware that the offering price will vary based on changes in the Fund’s NAV and what the relationship between the offering price and the NAV is. Further, the instruction to Item 34.1 states that it does not apply to a registration statement filed pursuant to General Instruction A.2 of Form N-2 to register an offering in reliance on Rule 415 under the Securities Act of 1933, as amended, which further supports the notion that the undertaking is not applicable to a currently registered closed-end fund that is continuously offered. The Registrant believes that this is consistent with the practice of other continuously offered closed end funds that conduct repurchases of their shares pursuant to Rule 23c-3 of the 1940 Act.

8.	Comment: In an appropriate location in the prospectus, please disclose that the provisions regarding legal proceedings under Article II, Section 2.10 of the Fund’s Amended and Restated Agreement and Declaration of Trust do not apply to claims arising under the federal securities laws.

Response: The Registrant has added the requested disclosure in the Prospectus.

* * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at (626) 914-1360.

Sincerely,

/s/ JOY AUSILI

Joy Ausili

Cc:	Veena Jain, Faegre Drinker Biddle & Reath LLP